                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 4

                       BOSTON CELTICS LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            Limited Partnership Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    100576107
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                  Don F. Gaston
                             43 Baldwin Farms North
                               Greenwich, CT 06830
                                 (203) 869-0748
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 14, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               (Page 1 of 7 Pages)

-----------------------                                  -----------------------
  CUSIP No. 100576107            SCHEDULE 13D/A            Page  2 of  7 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        DON F. GASTON
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                                  320,000
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        403,900
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON
   WITH:                          320,000
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                  403,900
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        723,900
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]
        1,570,000
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13.5%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        IN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                              (Page 2 of 7 Pages)

-----------------------                                  -----------------------
  CUSIP No. 100576107            SCHEDULE 13D/A            Page  3 of  7 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        PAULA B. GASTON
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                                  0
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        403,900
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON
   WITH:                          0
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                  403,900
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        403,900
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]
        1,890,000
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.6%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        IN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                              (Page 3 of 7 Pages)

     This amendment is being filed in connection with the proposed reorganization (the "Reorganization") of Boston Celtics Limited Partnership ("BCLP") and the acquisition of additional BCLP Units by Don F. Gaston and Paula
B. Gaston. The Reorganization is described in a Registration Statement on Form S-4 (the "Registration Statement") of BCLP, Boston Celtics Limited Partnership II ("BCLP II") and Castle Creek Partners, L.P. ("Castle Creek") (File No. 333-50367), as amended.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Units reported hereby were originally issued to Mr. Gaston on December 11, 1986 in exchange for his contribution to BCLP of a certain undivided interest in the assets and liabilities of the Boston Celtics franchise of the National Basketball Association. On April 24, 1990, Mr. Gaston transferred 2,062,300 Units without consideration to himself and his wife, Paula
B. Gaston, as co-owners. On January 21, 1993, Mr. Gaston and Ms. Gaston contributed 18,415 of such Units to Boston Celtics Corporation, a corporation of which both Mr. Gaston and Ms. Gaston are stockholders and directors. Immediately thereafter, Boston Celtics Corporation contributed 35,278 Units to Celtics Limited Partnership, a partnership of which Boston Celtics Corporation is the 1% general partner. On or about January 31, 1993, Mr. Gaston and Ms. Gaston contributed 1,300,000 Units to Walcott Partners, L.P., a partnership in which Mr. Gaston and Ms. Gaston each own a limited partnership interest. On or about January 31, 1993, Mr. Gaston and Ms. Gaston contributed 320,000 Units to Brookwood Investments Ltd., a limited partnership co-owned by Mr. and Ms. Gaston of which Mr. Gaston is the sole general partner.

     On February 5, 1996, Mr. Gaston and Ms. Gaston, as co-owners, contributed 20,000 Units to Walcott Partners, L.P. As a result, Mr. Gaston and Ms. Gaston co-own in their individual capacities an aggregate of 403,885 Units.

     Item 3 of Schedule 13D is hereby amended by adding the information set forth below to the information previously disclosed therein.

     On May 8, 1998, Don F. Gaston and Paula B. Gaston purchased 15 Units in the open market at a price of $19.75 per Unit.

ITEM 4. PURPOSE OF TRANSACTION

     As originally reported in Schedule 13D dated December 11, 1986, as filed December 15, 1986, the Units reported as beneficially owned were acquired in connection with the conveyance of the Boston Celtics Franchise to BCLP and the initial public offering of Units by BCLP, all as set forth under the heading "Conversion to Partnership" on page 14 of the Registration Statement on Form S-1 of the Partnership filed with the Securities and Exchange Commission on October 28, 1986 (File No. 33-9796), which is hereby incorporated by reference.

     As reported in Amendment No. 1 to Schedule 13D dated April 24, 1990, as filed May 2, 1990, the Units described therein were transferred by Mr. Gaston to himself and his wife, Paula B. Gaston, as co-owners.

     As reported in Amendment No. 2 to Schedule 13D dated January 31, 1993, as filed February 10, 1993, the dispositions and acquisitions of Units reported thereby were undertaken in connection with a restructuring of certain of the businesses owned or operated by or for the benefit of members of the Gaston family.

     Filed as an exhibit thereto and incorporated herein by reference is a Merger Agreement dated as of December 8, 1992 (the "Merger Agreement") among Boston Celtics Communications Limited Partnership ("BCCLP"), BCLP, BCCLP Holding Corporation ("Holdings"), a newly formed corporation wholly owned by BCLP, and BCCLP Acquisition Limited Partnership ("Acquisition"), a newly formed Delaware limited partnership in which the 99% limited partnership interest is held by Holdings and the 1% general partnership interest is held by Celtics Communications, Inc., which also serves as the general partner of BCCLP ("CCI" or the "BCCLP General Partner").



                               (Page 4 of 7 Pages)

     Pursuant to the Merger Agreement, subject to certain conditions, Acquisition was merged with and into BCCLP (the "Merger") and BCCLP became the surviving partnership. Upon the consummation of the Merger, (i) holders of the 5,935,000 issued and outstanding limited partnership units in BCCLP ("BCCLP Units") were entitled to receive $2.40 per unit in cash, without interest (the "Merger Price"), (ii) the 99% limited partnership interest in Acquisition held by BCLP, through Holdings, was converted into a 99% limited partnership interest in BCCLP and (iii) the BCCLP General Partner continued to hold the 1% general partnership interest in BCCLP. Accordingly, after the Merger, BCCLP became owned 99% by BCLP, through its corporate subsidiary Holdings, and 1% by the BCCLP General Partner.

     Upon consummation of the Merger, the 99% limited partnership interest in BCCLP came to be held indirectly by BCLP, in which Don F. Gaston, Alan N. Cohen and Paul R. Dupee, Jr. (the "Principal Partnership Unitholders") and certain of their affiliates in turn held approximately 56.4% of the partnership interest and the 1% general partnership interest in BCCLP continued to be held by BCCLP General Partner, which was wholly owned by the Principal Partnership Unitholders and their affiliates. Accordingly, the Principal Partnership Unit holders held an indirect interest in BCCLP equal to approximately 57.4% following the Merger.

     The BCCLP Units were registered under the Exchange Act. Upon consummation of the Merger, such registration was intended to be terminated upon application of BCCLP to the Securities and Exchange Commission (the "Commission"). Termination of registration of the Units under the Exchange Act would relieve BCCLP of the obligations theretofore imposed on it to prepare and file financial statements and other reports under the Exchange Act and to comply with the proxy rules of Regulation 14A under Section 14 of the Exchange Act. In addition, BCCLP's officers, directors and Unitholders owning 10% or more of the BCCLP Units would be relieved of the reporting requirements and "short swing" liability under Section 16 of the Exchange Act. BCCLP indicated that it intended to apply for termination of registration under the Exchange Act as soon as practicable after the Merger.

     Don F. Gaston indicated to BCCLP that he intended to cause Brookwood Investments Inc., a corporation of which Don F. Gaston is the sole stockholder and which owned approximately 47.4% of the outstanding BCCLP Units to vote in favor of the Merger.

     Item 4 of Schedule 13D is hereby amended by adding the information set forth below to the information previously disclosed therein.

     On April 14, 1998, Walcott Partners, L.P. ("Walcott") entered into an agreement (the "Letter Agreement") with Stephen C. Schram. In the Letter Agreement, Schram, among other things, (i) agreed to exercise certain options (the "Unit Option") to acquire 250,000 Boston Celtics Limited Partnership ("BCLP") Units on June 1, 1998, (ii) agreed to vote the BCLP Units acquired upon such exercise (the "Option Units") in favor of the Reorganization, (iii) agreed to elect to receive a distribution consisting entirely of limited partnership interests in Castle Creek with respect to the Option Units in connection with the Reorganization, and (iv) granted BCLP a call option (the "Call") with respect to the Option Units.

     Walcott, Paul E. Gaston and their affiliates (including Don F. Gaston and Paula B. Gaston) have executed consents with respect to all of their BCLP Units in favor of the Reorganization. The consent executed by Schram pursuant to the Letter Agreement, when combined with the consents delivered by Walcott, Paul E. Gaston and their affiliates and other Unit holders with whom they have relationships, achieved the vote required to approve the Reorganization.

     Except as set forth above and elsewhere in this Schedule 13D/A, Don F. Gaston and Paula B. Gaston have no present plans or intentions that relate to or would result in any of the transactions described in clauses (a) through (j) of
Item 4 of Schedule 13D. Don F. Gaston's and Paula B. Gaston's intentions with respect to BCLP and the Units are subject to change, and each retains its right to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of BCLP and to formulate plans and proposals that could result in the occurrence of any such events.




                               (Page 5 of 7 Pages)

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of Schedule 13D is hereby amended and restated as follows.

     (a) Don F. Gaston co-owns 403,900 Units with his wife, Paula B. Gaston, representing approximately 7.6% of the outstanding Units.

     Walcott beneficially owns 1,570,000 Units, representing approximately 28.1% of the outstanding Units. Mr. Gaston and Ms. Gaston each own a limited partnership interest in Walcott, and Paul E. Gaston, the son of Mr. and Ms. Gaston, is the sole stockholder, officer and director of the general partner of Walcott. Mr. and Ms. Gaston expressly disclaim beneficial ownership of the Units owned of record by Walcott.

     Brookwood Investments Ltd. owns 320,000 Units, representing approximately 6.0% of the outstanding Units. Mr. and Mrs. Gaston are the sole co-owners of Brookwood Investments Ltd. Mr. Gaston is the sole general partner of Brookwood Investments Ltd., and thus Mr. Gaston may be deemed to be the beneficial owner of certain of the Units held by Brookwood Investments Ltd. Ms. Gaston expressly disclaims beneficial ownership of the Units owned of record by Brookwood Investments Ltd.

     This report shall not be deemed an admission for purposes of Section 13 or otherwise that Don F. Gaston and Paula B. Gaston are the beneficial owners of the Units owned by Walcott and Brookwood Investments Ltd. While Mr. Gaston and Ms. Gaston may each be deemed to be the beneficial owner of certain of such Units, they expressly disclaim beneficial ownership of the remaining Units.

     (b) Mr. Gaston has shared voting and dispositive power with respect to the Units co-owned with Ms. Gaston. As the sole general partner of Brookwood Investments Ltd., Mr. Gaston has the sole voting and dispositive power with respect to the Units owned by Brookwood Investments Ltd. Mr. Gaston and Ms. Gaston have no voting or dispositive power with respect to the Units owned by Walcott.

     (c) On May 8, 1998, Don F. Gaston and Paula B. Gaston purchased 15 Units in the open market at a price of $19.75 per Unit.

     (d)   With respect to the Units co-owned by Mr. Gaston and Ms. Gaston,
Mr. Gaston and Ms. Gaston share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Units.

     (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     To the best knowledge of Don F. Gaston and Paula B. Gaston, except as disclosed in this Schedule 13D and its amendments, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between Don F. Gaston and Paula B. Gaston and any person with respect to any securities of BCLP, including, but not limited to, transfer or voting of any of the securities of BCLP, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the BCLP Units (other than standard default and similar provisions contained in loan agreements).



                               (Page 6 of 7 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 10, 1998
                                           /s/   DON F. GASTON
                                           ---------------------------------
                                           Name: Don F. Gaston




                                           /s/   PAULA B. GASTON
                                           ---------------------------------
                                           Name: Paula B. Gaston








                               (Page 7 of 7 Pages)